AEW REAL ESTATE INCOME FUND

                 AMENDMENT NO. 1 TO AMENDED AND RESTATED BYLAWS

     WHEREAS, Paragraph 4(d) of Section 11.1 of the Amended and Restated Bylaws of AEW Real Estate Income Fund (the "Trust") dated of as February 4, 2003 (the "Bylaws") provides that the trustees of the Trust (the "Trustees"), without the vote or consent of the shareholders of the Trust, may from time to time amend, alter or repeal any provision of said Section 11.1 if such amendment, alteration or repeal would not adversely affect the preferences, rights or powers of the holders of the Trust's Series M Auction Market Preferred Shares (the "Preferred Shares") or the holders of any other preferred shares of beneficial interest of the Trust expressly set forth in the Trust's Amended and Restated Declaration of Trust or Bylaws, so long as the Trustees receive written confirmation from Moody's Investors Service, Inc. ("Moody's") (such confirmation being required to be obtained only in the event Moody's is then rating the Preferred Shares) or Fitch Ratings ("Fitch") (such confirmation being required to be obtained only in the event that Fitch is then rating the Preferred Shares) that any such amendment, alteration or repeal would not impair the ratings then assigned by Moody's (if Moody's is then rating the Preferred Shares) or Fitch (if Fitch is then rating the Preferred Shares) to the Preferred Shares;

     WHEREAS, for purposes of Paragraphs 4(c) and 4(d) of said Section 11.1, no matter shall be deemed adversely to affect any preference, right or power of a Holder of Preferred Shares or a holder of any other preferred shares of beneficial interest of the Trust unless such matter (a) adversely alters or abolishes any preferential right of such shares; (b) creates, adversely alters or abolishes any right in respect of redemption of such shares; or (c) creates or adversely alters (other than to abolish) any restriction on transfer applicable to such shares;

     WHEREAS, Section 12.2 of the Bylaws provides that, notwithstanding the provisions of Section 12.1 of the Bylaws, the Trustees may, by resolution duly adopted, without shareholder approval (except as otherwise required by Article 11 of the Bylaws or required by applicable law), amend said Article 11 to reflect any amendments thereto which the Trustees are entitled to adopt pursuant to the terms of Article 11 without shareholder approval;

     WHEREAS, the Trustees have duly adopted a resolution to amend paragraph 6 of Section 11.1 of the Bylaws, as set forth below; and

     WHEREAS, the Trust has obtained the written consents of Moody's and Fitch referred to above;



NOW, THEREFORE, the Bylaws of the Trust are hereby amended as follows:

     1. Paragraph 6(c) of Section 11.1 is hereby amended and restated in its entirety as follows:

     "(c) Within ten Business Days after the date of delivery of a Preferred Shares Basic Maintenance Report in accordance with paragraph 6(b)(ii)(B) of this Part I relating to a Quarterly Valuation Date, the Trust shall deliver to Moody's (if Moody's is then rating the Preferred Shares) and Fitch (if Fitch is then rating the Preferred Shares) a letter from the Independent Accountant (an "Accountant's Confirmation") regarding the mathematical accuracy of the calculations reflected in such Preferred Shares Basic Maintenance Report (and in any other Preferred Shares Basic Maintenance Report, randomly selected by the Independent Accountant, that was prepared by the Trust during the quarter ending on such Quarterly Valuation Date)."

     2. Paragraph 6(e) of Section 11.1 is hereby amended and restated in its entirety as follows:

     "(e) If any Accountant's Confirmation delivered pursuant to paragraph 6(c) or 6(d) of this Part I shows that an error was made in the Preferred Shares Basic Maintenance Report for a particular Valuation Date for which such Accountant's Confirmation was required to be delivered, or shows that a lower aggregate Discounted Value for the aggregate of all Moody's Eligible Assets (if Moody's is then rating the Preferred Shares) or Fitch Eligible Assets (if Fitch is then rating the Preferred Shares), as the case may be, of the Trust was determined by the Independent Accountant, the calculation or determination made by such Independent Accountant shall be final and conclusive and shall be binding on the Trust, and the Trust shall accordingly amend and deliver the Preferred Shares Basic Maintenance Report to Moody's (if Moody's is then rating the Preferred Share), Fitch (if Fitch is then rating the Preferred Shares) and the Auction Agent (but only if such Accountant's Confirmation was delivered pursuant to paragraph 6(d) of this Part I) promptly following receipt by the Trust of such Accountant's Confirmation."



         May 19, 2003